August 16, 2018

Bin Yu
Chief Executive Officer
LingoChamp Inc.
3/F, Building B, No. 1687 Changyang Road, Yangpu District
Shanghai, 200090
People's Republic of China

       Re: LingoChamp Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted August 9, 2018
           CIK No. 0001742056

Dear Ms. Yu:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment and any amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. We note that you added disclosure stating that according to iResearch you developed
       China's first artificial intelligence English teacher. Please provide the underlying support for this statement.
 Bin Yu
LingoChamp Inc.
August 16, 2018
Page 2

        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff
Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.



FirstName LastNameBin Yu                                   Sincerely,
Comapany NameLingoChamp Inc.
                                                           Division of
Corporation Finance
August 16, 2018 Page 2                                     Office of
Telecommunications
FirstName LastName